Consolidated Financial Statements

(Expressed in United States dollars)

NEVSUN RESOURCES LTD.

Years ended December 31, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The financial statements have been prepared by management in conformity with accounting principles generally accepted in Canada.  These statements include some amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Financial information used elsewhere in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is included herein.

“John A. Clarke”

John A. Clarke

Chief Executive Officer

“Cliff T. Davis”

Cliff T. Davis

Chief Financial Officer

 March 1, 2006

KPMG LLPLLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nevsun Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 1, 2006

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States dollars)

Years ended December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$24,442,266	$2,570,752
Short-term investments	497,311	26,514,081
Accounts receivable and prepaids	2,690,617	307,502
Inventory	2,189,621	-
	29,819,815	29,392,33

Property, plant and equipment (note 3)	86,618,832	40,520,962

	$116,438,647	$69,913,297

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$7,261,233	$1,098,901
Current portion of long-term liabilities (note 5)	-	1,096,250
	7,261,233	2,195,151

Long-term liabilities (note 5)	3,306,725	1,494,725

Shareholders’ equity:
Share capital (note 6)	187,062,851	139,662,136
Contributed surplus (note 6(c))	7,159,426	5,060,683
Deficit	(88,351,588)	(78,499,398)
	105,870,689	66,223,421

	$116,438,647	$69,913,297

Commitments and contingencies (notes 3, 4, 5, 6 and 8)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Gary E. German” Director	“Robert J. Gayton” Director
Gary E. German	Robert J. Gayton

NEVSUN RESOURCES LTD.

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

Years ended December 31, 2005 and 2004

	2005	2004
Expenses:
Accounting and audit	$79,244	$67,082
Amortization	26,316	114,773
Consulting	270,559	58,215
Exploration expenditures (note 4)	7,370,028	9,681,574
Investor relations	275,919	265,270
Legal fees	62,378	42,450
Office	440,891	369,646
Remuneration	810,834	510,922
Stock-based compensation (note 6(c))	1,544,170	2,412,822
Transfer, listing and filing fees	269,098	122,208
Travel	36,120	58,042

Loss before the undernoted	(11,185,557)	(13,703,004)

Foreign exchange gain	357,713	36,945
Investment income	409,887	993,155
Mineral property royalty income (note 4(f))	565,767	487,415
Write-down of short-term investments	-	(266,458)

Loss for the year	(9,852,190)	(12,451,947)

Deficit, beginning of year	(78,499,398)	(66,047,451)

Deficit, end of year	$(88,351,588)	$(78,499,398)

Basic and diluted loss per share	$(0.12)	$(0.17)

Weighted average number of common shares outstanding	84,202,756	75,221,220

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years Ended December 31, 2005 and 2004

	2005	2004
Cash provided by (used for):

Operations:
Loss for the year	$(9,852,190)	$(12,451,947)
Items not involving the use of cash:
Amortization	26,316	114,773
Interest on accretion of debt	-	101,848
Stock-based compensation	1,544,170	2,412,822
Stock-based compensation, exploration	285,677	646,817
Write-down of short-term investments	-	266,458
Consulting fees paid by common shares	152,853	-
Interest and unrealized foreign exchange gain on liabilities	(15,321)	-
Changes in non-cash working capital:
Accounts receivable and prepaids	(2,383,115)	(121,303)
Inventory	(2,189,621)	-
Accounts payable and accrued liabilities	858,156	(1,015,134)
	(11,573,075)	(10,045,666)

Investments:
Expenditures on property, plant and equipment	(37,627,543)	(25,301,512)
Construction hold back	(2,192,500)	2,192,500
Short-term investment sales proceeds	26,016,770	40,403,357
Short-term investment purchases	-	(20,017,193)
	(13,803,273)	(2,722,848)

Financing:
Issuance of common shares, net of issue costs	47,247,862	820,057
	47,247,862	820,057

Increase (decrease) in cash and cash equivalents	21,871,514	(11,948,457)

Cash and cash equivalents, beginning of year	2,570,752	14,519,209

Cash and cash equivalents, end of year	$24,442,266	$2,570,752

Non-cash investing and financing transactions:
Property, plant and equipment additions included in accounts payable	$5,304,176	935,254
Value of shares issued related to Segala acquisition (note 6(e))	-	4,352,941
Debt for property	-	208,830
Stock-based compensation capitalized to property, plant, and equipment (note 6(c))	268,896	290,472
Asset retirement obligation and increase in property, plant and equipment	2,939,372	-
Capitalized interest and unrealized foreign exchange gain on liabilities	15,801	-

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

1.

Nature of business:

Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mineral exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  The recoverability of the amounts shown for the Tabakoto mine mineral property interest and related plant and equipment is dependant upon future profitable production or proceeds from the disposition of the mine.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated on consolidation.

As the United States dollar is the principal currency of the Company’s business, these consolidated financial statements are expressed in United States dollars.

(b)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to the determination of impairment of long-lived assets, determination of mineral reserves, valuation of stock-based compensation, determination of reclamation and environmental obligations and future income tax asset valuation reserves.  Actual results could differ from those estimates.

(c)

Cash equivalents:

Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when acquired.

(d)

Short-term investments:

Short-term investments have terms to maturity of greater than 90 days when acquired and are recorded at the lower of cost and market determined on an aggregate portfolio basis.  Such investments are comprised of highly liquid US dollar denominated interest bearing securities that are diversified by entity, industry and country.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

2.

Significant accounting policies (continued):

(e)

Inventory

Materials and supplies inventories are valued at the lower of average cost and replacement cost.

(f)

Exploration:

Exploration costs are charged to earnings as they are incurred until the decision to proceed with development is made.

 (g)

Property, plant and equipment:

(i)

Plant and equipment

Plant and equipment is recorded at cost less depreciation.  Plant and equipment associated with mining operations are depreciated over the estimated lives of the assets on a units of production basis or declining balance basis, as appropriate.  All other equipment is amortized over the life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.

(ii)

Mineral properties

Costs related to the acquisition of mineral properties are capitalized on a property-by-property basis. Additional costs related to mineral properties are capitalized when it has been established that a mineral deposit is commercially mineable by the Company and a decision has been made to proceed with development (which occurs only upon the completion of a positive economic analysis of the mineral deposit). Development expenditures, including finance related costs, are capitalized as incurred until commencement of production.   Pre-production expenditures, including stripping costs prior to commencement of production, and revenue are capitalized until the commencement of commercial production.

Such capitalized acquisition costs and deferred development expenditures are written down to their estimated fair value when  either there is little prospect of further work on a property being carried out by the Company, or a property is abandoned, or the future cash flows related to the property are estimated to be less than the carrying value of the property.

Mineral properties and deferred costs are, upon commencement of commercial production, amortized over the estimated life of the property on a units of production basis.

(iii)

Deferred stripping costs

Mining costs incurred related to the removal of waste rock of an open pit mine after commencement of production are capitalized and then amortized using the units of production method, calculated using the estimated average stripping ratio over the life of the open pit.

(iv)

Reclamation and closure costs

Upon environmental disturbance that the Company is legally required to remediate, the Company records a liability for the estimated fair value of liabilities for reclamation and closure activities and the resulting costs are capitalized to the corresponding asset.  The fair value of the reclamation and closure liability is estimated using the expected cash flow approach discounted at a credit-adjusted risk free interest rate.  The capitalized amount is amortized on the same basis as the

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

2.

Significant accounting policies (continued):

related asset.  The liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows.

 (h)

Share capital:

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash are valued based on their market value over a reasonable period before and after the date the agreement to issue shares was reached and announced.

 (i)

Foreign currency translation:

The Company’s foreign subsidiaries are considered to be integrated foreign operations for accounting purposes.  Accordingly, transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

•

Revenue and expense items at the rate of exchange in effect on the dates they occur;

•

Non-monetary assets and liabilities at historical exchange rates;

•

Monetary assets and liabilities at the exchange rate at the balance sheet date; and

•

Exchange gains and losses are recorded as income or expense in the period in which they occur.

(j)

Financial instruments:

The fair values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of long-term liabilities is estimated to approximate its carrying value as it is carried at the current estimate of fair value of the related obligation.

 (k)

Stock-based compensation:

The Company has a stock option plan that is described in note 6(c).  The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method.  Under the fair value method, stock-based compensation is measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and is amortized on a straight-line basis over the vesting period.  The offset to the recorded cost is to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l)

Loss per share:

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

2.

Significant accounting policies (continued):

(m)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  To the extent that the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

(n)

Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guidelines 15, “Consolidation of Variable Interest Entities” (“AcG15”) on a prospective basis.  AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, received the majority of its expected residual returns, or both.  The adoption of this new standard had no effect on the consolidated financial statements as management has determined the Company does not have any variable interest entities.

(o)

Reclassification

Certain of the comparative figures have been restated to confirm with the presentation adopted in the current year.

3.

 Property, plant and equipment:

	2005	2004

Tabakoto, Mali (under development):
Mineral property acquisition	$2,382,792	$2,307,792
Construction in progress	60,157,215	26,177,386
Deferred stripping	8,926,658	-
Reclamation and closure	2,939,372	-
	74,406,037	28,485,178

Other mineral properties (note 4)	10,926,732	10,871,181

Other plant and equipment:
Cost less accumulated amortization $246,255 (2004 - $219,939)	1,286,063	1,164,603
	$86,618,832	$40,520,962

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

3.

Property, plant and equipment (continued):

The Tabakoto mine under construction is located in southwestern Mali.  In February 2006 the Company commenced commissioning of the mine for production.  The Company has an 80% interest and the Government of Mali owns the remaining 20%.  A portion of the mining licensed area, outside of the Company’s current mine plan, is subject to annual payments of $75,000, a 5% net profits interest and a 1% net smelter royalty.

4.

Mineral properties:

The following schedule provides a historical record for the past two years of acquisition and exploration expenditures on the Company’s mineral properties:

	Tabakoto Mali	Segala Mali	Bisha/ Okreb Eritrea	Augaro/ Akurdet Eritrea	Other	Total

Balance December 31, 2003	$2,094,021	$10,626,633	$103,502	$106,046	$50,000	$12,980,202
Acquisition costs
Incurred	213,771	-	17,500	17,500	-	248,771
Recovered	-	-	-	-	(50,000)	(50,000)
Exploration/development:
Assays	3,355	-	410,241	-	-	413,596
Consulting engineers and personnel	784,628	42,234	1,173,213	17,315	140,901	2,158,291
Drilling and geophysics	164	-	2,216,216	257	-	2,216,637
Equipment	2,506	-	280,723	-	-	283,229
Interest	-	101,848	-	-	-	101,848
Line cutting and surveying	-	-	85,279	16,703	-	101,982
Transportation and field	962,983	27,896	802,432	6,842	-	1,800,153
Administration	837,641	61,585	628,640	2,117	123,283	1,653,266
Stock-based compensation	250,066	12,115	304,256	-	80,380	646,817
Diamond permit	-	-	-	-	305,755	305,755
Incurred during the year	3,055,114	245,678	5,918,500	60,734	600,319	9,880,345
Expensed during the year	(2,841,343)	(245,678)	(5,901,000)	(43,234)	(650,319)	(9,681,574)
Balance December 31, 2004	2,307,792	10,626,633	121,002	123,546	-	13,178,973
Acquisition costs
Incurred	75,000	-	25,774	29,777	-	130,551
Recovered	-	-	-	-	-	-
Exploration/development:
Assays	-	63	487,912	118,514	-	606,489
Consulting engineers and personnel	-	17,306	2,092,843	188,909	54,351	2,353,409
Drilling and geophysics	-	-	1,725,546	230,316	-	1,955,862
Equipment	-	-	182,044	51,086	-	233,130
Line cutting and surveying	-	-	278,290	70,714	-	349,004
Transportation and field	-	-	391,513	55,863	527	447,903
Administration	-	10,468	782,927	184,673	52,916	1,030,984
Stock-based compensation	-	1,362	199,020	51,347	33,948	285,677
Diamond permit	-	-	-	-	107,570	107,570
Incurred during the year	75,000	29,199	6,165,869	981,199	249,312	7,500,579
Expensed during the year	-	(29,199)	(6,140,095)	(951,422)	(249,312)	(7,370,028)
Less Tabakoto classified separately	-	-	-	-	-	(2,382,792)
Balance December 31, 2005	$2,382,792	$10,626,633	$146,776	$153,323	$-	$10,926,732

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

4.

Mineral properties (continued):

(a)

Tabakoto, Mali

During 2004, the Company made the decision to proceed with construction of the Tabakoto mine based on a positive feasibility study.  Accordingly, all costs incurred have been capitalized as part of property, plant and equipment (note 3).

 (b)

Segala, Mali:

During 2002, the Company completed its acquisition of an 80% interest in the Segala property that is located adjacent to the Company’s Tabakoto property in southwestern Mali.  The remaining 20% interest is held by the Government of Mali. Total consideration was $1,150,000 cash, 2,916,000 common shares and a non-interest bearing debenture of $6,000,000 face value to be paid over three years in cash and shares.  The accounting for the transaction at fair value resulted in a total acquisition cost of $10,625,260, reflecting the cash paid, the discounted fair value of the cash repayment on the non-interest bearing debenture over time, and the fair value of the shares issued (note 6(e)).

 (c)

Eritrea:

During 1999, the Company entered into an agreement to acquire an interest in exploration property licenses located in the southwestern part of Eritrea in consideration for a cash payment of $120,000 plus annual cash payments of $35,000 until feasibility.  In addition, the agreement provides for the payment of a $300,000 success fee on delivery of a bankable feasibility study and a 1.5% net smelter return royalty upon commercial production.

The Company holds a number of exploration licenses in western Eritrea, consisting of the four contiguous Bisha/Okreb licenses comprising 322 square kilometers, the Augaro license of 650 square kilometers, and the four contiguous Akurdet licenses of 172 square kilometers.

During 2005, the Company engaged an independent third party to commence a feasibility study on the Bisha property.  Feasibility study related costs of $1,408,516 were expensed during the year.

(d)

Other:

Included in other are costs related to a diamond permit in Mali (note 4(e)), a property in Ghana (note 4(f)) and various other less significant exploration prospects.

(e)

Diamond permit, Mali:

During 2004, the Company was granted a diamond permit by the Government of Mali.  The permit to explore for diamonds covers an area of approximately 175 square kilometers and includes all of the Tabakoto and Segala mining licensed areas.  Costs of $107,570 (2004 - $305,755) were incurred to evaluate the diamond potential of the property.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

4.

Mineral properties (continued):

(f)

Kubi, Ghana:

The Kubi property is located in southwestern Ghana and is subject to an agreement with AngloGold Ashanti (“Ashanti”) for the surface rights to the Kubi project.  During 2004, the agreement with Ashanti was amended whereby Ashanti paid $100,000 as an advance royalty on remaining amounts of gold to be recovered. Ashanti also paid an additional $387,415 representing escrowed funds plus interest relating to the original 1999 agreement. Ashanti is required to make royalty payments for every recovered ounce of gold, of a minimum of $5 per ounce plus 20% of the excess of the spot price of gold over $325 per ounce.

Ashanti commenced mining of the surface resources in 1999 and in 2000 suspended production pending receipt of a forestry permit to allow the open pit mining to extend into a forest reserve area.  During 2003, the Government of Ghana announced renewal of access privileges to forest reserves and in 2004 granted such access to Ashanti.  As a result, Ashanti recommenced mining in late 2004.

During 2005, Ashanti continued mining the Kubi project and royalties of $565,767 were paid pursuant to the agreement with the Company.

 (g)

Sovereign interests:

The governments of the following countries may under their respective legislation acquire ownership interests in the properties.

(i)

Mali:

Pursuant to the applicable mining laws of Mali, the Government of Mali reserves the right to participate in the Company’s properties in Mali by receiving a carried interest of up to a 20% equity interest in any exploitation company.

(ii)

Eritrea:

Pursuant to the laws of Eritrea, the Government of Eritrea has a 10% carried interest in each mining license and has an option to acquire up to a further 20% contributing interest.   During 2005,  the Government advised the Company that it may alter its mining laws to allow it to increase its contributing interest to 30%.  To March 1, 2006 no such change has been effected.

(iii)

Ghana:

Pursuant to the applicable mining laws of Ghana, the Government of Ghana has a 10% carried interest in each of the Company’s properties in Ghana and at the exploitation stage has an option to acquire up to a further 20% contributing interest.

(h)

Mineral properties - contingencies:

The Company has investigated ownership and access rights of all of the mineral properties in which it has an interest and, to the best of its knowledge, has satisfactory ownership and access rights.  However, properties may be subject to undetected prior claims or agreement transfers.  In addition, the Company’s ability to explore and exploit these mineral properties is subject to ongoing approval of local governments.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

5.

Long-term liabilities:

	2005	2004

Asset retirement obligation (note 5(a))	$2,939,372	$-
Construction holdback on Tabakoto contract	-	2,192,500

Minority interest, payable to Government of Mali regarding Tabakoto and Segala (note 5 (b))	367,353	398,475
	3,306,725	2,590,975
Less current portion of long-term liabilities	-	(1,096,250)
	$3,306,725	$1,494,725

(a)

The Company’s asset retirement obligations consist of costs accrued with the current best estimate of mine reclamation and closure activities that will be required at the Tabakoto site upon completion of mining activity.  These activities include costs for earthworks, including land recontouring and revegetation, water treatment and demolition.  The Company’s provision for future site closure and reclamation costs is based on known legal requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.  Management used a credit adjusted risk-free discount rate applicable to Mali of 6.5% and an inflation factor of 3.0% in preparing the Company’s asset retirement obligations.  Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2005, the total undiscounted liability for asset retirement obligations is estimated to be approximately $4,393,788.  The cash expenditures are expected to occur over a period of time extending 10 years into the future.

(b)  The amount due to the government of Mali is payable from future mining operations on Tabakoto and Segala as to $174,134 and $193,219 respectively (2004 - $189,135, $209,340).  The amount bears interest and reductions in the current year are a result of foreign exchange rate changes.

6.

Share capital:

(a)

Authorized:

250,000,000 common shares without par value

(b)

Issued:

	Number of shares	Share amount
Balance, December 31, 2003	73,824,322	$134,296,307

Exercise of options (note 6(c))	1,002,000	707,409
Exercise of warrants (note 6(d))	265,000	112,648
Debt settlement (note 6(e))	1,420,000	4,352,941
Allocation from contributed surplus upon exercise of stock options	-	192,831
Balance, December 31, 2004	76,511,322	139,662,136

Common shares issued for cash (i and ii)	25,778,000	46,708,800
Exercise of options (note 6(c))	395,000	312,558
Exercise of warrants (note 6(d))	227,500	226,504
Debt settlement	75,000	152,853

Balance, December 31, 2005	102,986,822	$187,062,851

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

6.

Share capital (continued):

During the year ended December 31, 2005, the Company completed two separate sales of units to a syndicate of underwriters as follows:

(i)

8,000,000 units at CDN$2.50 per unit. Each unit consisted of one common share and one-half of one transferable share purchase warrant. Each whole transferable share purchase warrant entitles the holder to purchase one common share at a price of CDN$3.25 per share until June 29, 2008 (note 6(d)).

(ii)

17,778,000 units at CDN$2.25 per unit.  Each unit consisted of one common share and one-half of one transferable share purchase warrant.  Each whole transferable share purchase warrant entitles the holder to purchase one common share at a price of CDN$3.00 per share until October 25, 2008 (note 6(d)).

(c)

Stock options:

The Company’s shareholders adopted a stock option plan in 1996 that is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  The Company has been authorized by its shareholders to grant up to 12,000,000 stock options of which 3,192,000 options have been granted and exercised since 1996, 6,547,000 have been granted and remain outstanding at December 31, 2005 and 2,261,000 remain authorized to be granted at December 31, 2005.

The Company has recorded the fair value of each option granted since January 1, 2003 using the Black-Scholes model with the following weighted average assumptions:  expected life of option 5 years, (2004– 5 years) stock price volatility 83% (2004 - 95%), no dividend yield and a risk free interest rate yield of 2.78% (2004 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

6.

Share capital (continued):

(c)

Stock options (continued):

Stock-based compensation values recorded are as follows:

	2005	2004

Stock-based compensation cost:
Capitalized to mine under construction	$268,896	$290,472
Expensed - exploration (note 4)	285,677	646,817
Expensed - administration	1,544,170	2,412,822
	$2,098,743	$3,350,111
Contributed surplus:

Balance, beginning of year	$5,060,683	$1,903,403
Grant of options	2,098,743	3,350,111
Exercise of options to share capital	-	(192,831)
Balance, end of year	$7,159,426	$5,060,683

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2003	4,472,000	$1.62
Granted	1,237,000	4.81
Expired	(375,000)	4.38
Exercised	(1,002,000)	0.95

Outstanding, December 31, 2004	4,332,000	2.45
Granted	2,915,000	2.05
Expired	(305,000)	3.38
Exercised	(395,000)	0.93

Outstanding, December 31, 2005	6,547,000	$2.32

The weighted average fair value of options granted during the year at grant date was CDN $1.40 (US $1.15) per share.

Details of outstanding options at December 31, 2005:

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years

Vested (exercisable)	140,000	$0.15	5.1 years
Vested (exercisable)	1,800,000	$0.75 to $2.05	1.2 years
Vested (exercisable)	560,000	$2.36	4.0 years
Vested (exercisable)	1,737,000	$3.21 to $4.81	2.7 years
Vested (exercisable)	100,000	$7.33	2.9 years
Un-vested	1,650,000	$1.72 to $2.16	4.8 years
Un-vested	560,000	$2.36	4.0 years

Total	6,547,000

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

6.

Share capital (continued):

 (d)

Warrants:

	Number of warrants	Average exercise price (CDN$)

Balance, December 31, 2004	5,492,500	$9.18
Warrants exercised	(265,000)	0.57

Balance, December 31, 2004	5,227,500	9.62
Warrants exercised	(227,500)	1.25
Warrants issued (note 6(b))	12,889,000	3.08
Balance, December 31, 2005	17,889,000	$5.01

The warrants expire on December 19, 2008 (5,000,000 warrants), June 29, 2008 (4,000,000 warrants) and October 25, 2008 (8,889,000 warrants).

(e)

Shares issued:

In connection with the acquisition of the Segala property (note 4(b)), the Company agreed to issue common shares with a total deemed face value of $3,000,000 in three equal annual amounts commencing in July 2003.  The Company recorded the initial share obligation at the fair value of $3,529,412 for the shares that would be issued based on the market price at the transaction date. The first issuance of common shares was 442,828 common shares in July 2003.

During 2004, the Company issued 1,420,000 common shares of the Company to settle all of the then remaining obligations of debt ($2,000,000) and shares to be issued ($2,352,941).

(f)

Shares reserved for issuance (fully diluted):

Number of shares

Issued and outstanding at December 31, 2005	102,986,822
Reserved for options (note 6(c))	6,547,000
Reserved for warrants (note 6(d))	17,889,000
Shares reserved for issuance (fully diluted) at December 31, 2005	127,422,822

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2005 and 2004

7.

Income taxes:

At December 31, 2005, the Company has available losses for income tax purposes in Canada totaling approximately CDN $12,800,000 and loss carry forwards in foreign jurisdictions of approximately $3,000,000 which, if not utilized to reduce income in future periods, expire through 2015.  Access to the loss carry forwards in the future may be restricted.

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

As at December 31, 2005, the tax effect of the significant components within the Company’s future tax asset, are as follows:

	2005	2004

Mineral properties	$24,059,000	$19,495,000
Loss carry forwards	3,837,000	2,062,000
Fixed assets and other	100,000	95,000
	27,996,000	21,652,000
Valuation allowance	(27,996,000)	(21,652,000)

Net future income tax asset	$-	$-

8.

Commitments and contingencies:

In connection with the Tabakoto power generation and fuel supply, the Company has operating supply agreements with approximate minimum payment obligations as follows:

2006 - $6,100,000; 2007 - $7,100,000; 2008 - $7,500,000; 2009 - $7,500,000; 2010 - $6,800,000.

In addition the mining contract has a minimum remaining termination provision of $4,800,000 that declines evenly over the remaining life of contract, expiring in  December 2009.

9.

Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development of mineral properties.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

MANAGEMENT’S DISCUSSION & ANALYSIS – ANNUAL FISCAL 2005

Introduction
This MD&A has been prepared by management and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the year ended December 31, 2005. The information supplements but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company mineral properties in Mali and Eritrea and in the Company’s other operations; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

The Company’s operations consist of the exploration and development of mineral properties in Mali, West Africa and Eritrea, Northeast Africa. The Company has recently completed the construction of its first operating gold mine at its Tabakoto property in Mali and at the date of this MD&A was commissioning the operation. In Eritrea the Company has successfully advanced its exploration programs to identify significant gold and base metal deposits and is progressing its principal project, Bisha, to feasibility.

In Mali, the Tabakoto Mine has been developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of gold exploration targets. The exploration targets may provide production growth opportunities for the Tabakoto plant.

In Eritrea, the Company continues its exploration of various properties and the feasibility work on its Bisha project is scheduled to be completed in Q3 2006.

During the past year the Company built up its senior management team in adding Gerry Gauthier as Nevsun’s Chief Operating Officer, Stan Rogers as General Manager for Bisha and Eritrea and Judy Baker

2

as Vice President of Business Development and Investor Relations.  All are very experienced mining professionals.

Mineral Property Developments

Tabakoto – Mali

Plant testing and commissioning procedures commenced in February 2006 and full commercial production is anticipated during early Q2 2006. The scheduled production rate averages approximately 100,000 ounces of gold per year at an ore processing rate of 2,000 tonnes per day and these rates are expected to be reached in Q2 2006.

The construction of the Tabakoto Mine was carried out under the direction of an independent contractor and as previously announced, the construction project was behind original schedule and significantly over budget. In January 2006, as a result of many project management concerns, the construction contract was terminated and Company management took over responsibility for construction completion, testing and commissioning, using an assembly of its operating staff and various contractors.

To December 31, 2005 the Company had spent $60 million on the construction in progress and a further $9 million on mobilization and pre-strip mining.  Management now expects the pre-commercial production costs for the 23 month build and commissioning period to be approximately $69 million for construction of the plant, of camp and facilities infrastructure, and of country overheads.  In addition to the $69 million, the Company expects to have incurred $17 million for pre-stripping, mobilization of the mining fleet and mining prior to commercial production.

Mining of the Tabakoto open pit commenced in late 2005 and has a scheduled production life of 5 years, followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala deposit is approximately 5 km from the Tabakoto infrastructure.  The combined Tabakoto and Segala gold reserves total 949,000 ounces.

The Tabakoto deposit has been drilled to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with a depth of 205m. An underground pre-feasibility was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto later in 2006 as well as when to bring Segala mining online. This will allow a live mining model to be fully compared to the current geological model for future optimization studies.

Bisha – Eritrea

In Eritrea, 2005 was an eventful and very successful year.  The Company recommenced exploration in January and engaged AMEC Americas to carryout a feasibility study on the Bisha Project. As a significant stepping-stone to feasibility, AMEC delivered a scoping study on Bisha in December 2005 (43-101 compliant report filed on SEDAR and EDGAR) that demonstrated what management believes is a world-class project.

The pre-tax and pre-financing project economics as presented in the scoping study are shown below using both current commodity prices and conservative historical commodity prices.  At current commodity prices, the Bisha project has a net present value pre-tax and pre-financing of US$ 1.3 billion and an IRR of 71%. The AMEC base case (using more conservative historic prices) as outlined below reduces the NPV to US$346 million and the IRR to 35%.

3

Economic Scenarios	Commodity Price Scenario	0% Discount NPV	IRR	Payback Period
Current Commodity Prices (Nov 30/05)	Gold US$ 495/oz Copper US$ 1.99/lb Silver US$ 8.27/oz Zinc US$ 0.76/lb	US$ 1.3 B	71%	1.3 years
Conservative Historical Commodity Prices (AMEC Base Case)	Gold US$ 400/oz Copper US$ 1.05/lb Silver US$ 6.00/oz Zinc US$ 0.50/lb	US$ 346 M	35%	1.9 years

The scoping study used a rate of production for the Bisha project of 2 million tonnes of ore per annum providing for a 10 year open pit mine life. A further study will be required to evaluate the further underground potential of the Bisha Main deposit to take production beyond 10 years. The primary sulphide ore widths at the base of the open pit are typically greater than 50m in width and could provide significant potential for a long life underground operation.

Preproduction capital has been estimated at US$156 million (including a 20% contingency factor) for a mining fleet, a gold leach plant, tailings, water storage and water diversion dams, equipment maintenance facilities, an administration building and an operations camp and owner’s costs during construction.

The scoping study effectively presents three mines in one to reflect the three distinct ore types of the Bisha Main deposit. The first two years of operation is as a gold mine processing the high grade oxide ores. The next three years of operation is as a copper mine processing the supergene copper ores that underlie the oxide ore zone. From year six onwards primary sulphide ores that lie immediately below the supergene ores are processed to generate separate copper and zinc concentrates.

In the first two years of operation as a gold mine the process plant is fed exclusively with oxide ore in a traditional SAG mill/ball mill configuration using leach and CIP for gold and silver recovery. During these first two years a flotation plant to process the supergene copper ores will be installed and a copper concentrate shipping facility will be completed at the Port of Massawa for a combined estimated cost of US$38 million.  These additions will allow the same crusher and mills initially installed for the oxide ore processing to convert to sulphide ore processing. At no time will mixed oxide and sulphide ores be processed.

In year five, a zinc flotation plant and an expansion of the storage facilities at the port will be completed for an estimated cost of a further US$20 million. This will permit the continued long life operation of the Bisha plant and infrastructure processing primary sulphide ores to produce separate copper and zinc concentrates through sequential flotation for shipping and delivery to the international smelting market. During year six supergene sulphide ores and primary ores will be campaigned separately through the process plant as the open pit develops to depth into the primary sulphide ore zones.

The open pit has an estimated pit depth of 220m which will be mined in stages as a series of pit shells. The mining strip ratio (waste to ore) is approximately 2:1 for the first two years (oxide ores), is approximately 4:1 for the next three years (copper supergene ores) and approximately 5:1 for the following five years (predominantly primary sulphide ores).

The scoping study was based upon a resource estimate prepared by AMEC in October 2004. During 2005 the Company carried out additional drilling on Bisha that has in January 2006 resulted in a revised and improved resource estimate.  The scoping study does not take into account any additional improved economics as a result of the higher, most recent resource estimate.

The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones.  The following is a brief summary of the most recent resource estimate by AMEC.  The Measured and Indicated resource estimate for the surface oxide gold zone is 4.800 million tonnes

4

averaging 7.02 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.084 million ounces of gold. The Measured and Indicated resource for the supergene copper zone totals 7.503 million tonnes averaging 3.96% Cu (using a 0.5 % Cu cut-off grade) for a total of 655.87 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing a Measured and Indicated resource of 8.576 million tonnes grading 9.19 % Zn totaling 1.74 billion pounds of zinc and 1.06% Cu totaling 200.8 million pounds of copper (using a 2.0 % Zn cut-off grade).

Measured & Indicated	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %
Oxides Au	0.5g/t Au	4800	7.02	30.2	0.09	0.08
Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.12
Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	9.19
Primary	2.0% Zn	1,663	0.75	31.4	0.79	3.09
Primary	0.5% cu <2.0% Zn	4744	0.67	33.2	1.15	1.01
Total tonnes		27,286

Inferred	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %
Oxides Au	0.5g/t Au	60	2.85	17.5	0.03	0.02
Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.03
Primary Zn	2.0% Zn	6803	0.65	53.3	0.83	8.42
Primary	2.0% Zn	510	0.62	36.5	1.02	3.29
Primary	0.5% cu <2.0% Zn	4,147	0.68	37.3	0.99	0.87
Total tonnes		11,726

The feasibility study is considering metallurgy, mining and processing methods, infrastructure, environmental and social impact. It is anticipated that the feasibility study will be completed during Q3 2006.

Metallurgical drilling under AMEC supervision was done during March 2005 and geotechnical drilling for pit design was completed in April 2005. Additional metallurgical drilling was conducted in October 2005 to provide optimization test work for the Bisha feasibility study. The metallurgical samples were processed at SGS Lakefield’s laboratories in Ontario, with oversight by AMEC.

The Bisha geological model is in the process of being updated as part of the Bisha feasibility study and will allow a mining reserve determination to be made.

Environmental base line and monitoring have been established in connection with the feasibility study and continue to be overseen by AMEC.

Selected Annual Information

Fiscal Years Ended (audited)

	December 31, 2005	December 31, 2004	December 31, 2003
(a) Revenue	$ -	$ -	$ -
(b) Net loss for the year	$ 9,852,190	$ 12,451,947	$ 12,316,634
(c) Loss per share
(Basic & Fully Diluted)	$ 0.12	$ 0.17	$ 0.22
(d) Total assets	$ 116,438,647	$ 69,913,297	$ 75,771,778
(e) Total long term liabilities	$ 3,306,725	$ 2,590,975	$ 2,087,797

Results of Operations

The loss from operations of $ 9,852,190 (2004 – $12,451,947) includes exploration costs of $7,370,028 (2004 – $9,681,574), the non-cash charge of $1,544,170 (2004 –$2,412,822) for stock-based compensation, foreign exchange gain of $357,713 (2004 – gain $36,945), investment income of $ 409,887 (2004 – $993,155), royalty income of $ 565,767 (2004 – $487,415). The charges for stock based compensation are high due to the assumptions required in the Black-Scholes valuation model, that are impacted by the

5

Company’s stock price volatility over the past five years. Aside for the above noted five factors, total overheads for the year, excluding the above noted five factors, was $2,271,359, which was approximately 21 percent higher than the same period in 2004 ($1,875,066).

Summary of Quarterly Financial Results

Selected consolidated financial information for the most recent eight quarters (Unaudited):

	2005 4th	2005 3rd	2005 2nd	2005 1st
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (2,872,810)	$ (1,223,634)	$ (2,734,080)	$ (3,021,666)
(c) Per share loss (basic & fully diluted)	$ (0.03)	$ (0.01)	$ (0.04)	$ (0.04)
	2004 4th	2004 3rd	2004 2nd	2004 1st
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (1,769,783)	$ (1,332,534)	$ (4,746,463)	$ (4,603,167)
(c) Per share loss (basic & fully diluted)	$ (0.03)	$ (0.02)	$ (0.06)	$ (0.06)

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors; significant charges for exploration expenses and stock-based compensation, as well to a lesser extent, variation in investment and royalty income:

 (1) exploration expenditures in Q4/2005 $ 2,096,150, Q3/2005 $831,510, Q2/2005 $2,251,697, Q1/2005 $2,190,671, Q4/2004 $1,400,979,  Q3/2004 $837,547, Q2/2004 $3,733,654, Q1/2004 $3,709,394;

(2) stock-based compensation in Q4/2005 $ 510,118, Q3/2005 $299,393, Q2/2005 $268,094, Q1/2005 $466,565, Q4/2004 $552,516, Q3/2004 $520,812, Q2/2004 $496,113, Q1/2004 $843,381;

(3) investment income in Q4/2005 $ 191,450, Q3/2005 $89,529, Q2/2005 $84,216, Q1/2005 $44,692, Q4/2004 $374,642, Q3/2004 $404,967, Q2/2004 $(160,188), Q1/2004 $373,734; and

(4)

royalty income in Q4/2005 $ 312,767, Q3/2005 $253,000; Q3/2004 $77,415; Q2/2004 $410,000.

Liquidity and Capital Resources

The Company’s working capital at December 31, 2005 was US$22.5 million (2004 – US$27.2 million).  These funds, together with anticipated cash flow from the Tabakoto Mine, are sufficient for the next year, excluding development capital required for the Bisha Project in Eritrea.

During the year, the company closed two equity financings.  In June the Company closed a financing of CDN$20 million at a price of CDN$2.50 per unit and in October the Company closed a further financing of Cdn$40 million at a price of Cdn$2.25 per unit. Both financings included three year half warrants at $3.25 and $3.00 respectively.

Contractual obligations:

Contractual Obligation	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Long-Term Liabilities	3,306,725	0	0	3,306,725	-
Operations Purchase Obligations	35,000,000	6,100,000	22,100,000	6,800,000	-
Total Contractual Obligations	38,306,725	6,100,000	22,100,000	10,106,725	-

The long-term liabilities are fully described in note 5 to the Company’s financial statements. Purchase obligations mainly relate to minimum supply contracts for energy and fuel for the Tabakoto Mine.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial

6

instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are normally diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames.

Disclosure Controls and Procedures

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period ended December 31, 2005.  Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were effective at providing reasonable assurance that the year’s filings disclose all material information.

Changes in Accounting Policy
There have been no changes to accounting polices during the current fiscal period.

“John A. Clarke”

John A. Clarke

President & CEO

March 22, 2006